UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hudson Capital Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4645C109

(CUSIP Number)

PX Global Advisors LLC

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528-9999

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4645C109

1	Names of Reporting Persons. PX Global Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 12,540,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,540,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 39.16% (1)
14	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based upon 32,022,685 ordinary shares outstanding of Issuer.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Shares”) of Hudson Capital Inc., a corporation organized under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at 19 West 44th Street, Suite 1001, New York, NY 10036. The Shares are listed on the NASDAQ Capital Market under the ticker symbol “HUSN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by PX Global Advisors LLC (the “Reporting Person”). PX Global Advisors LLC is a limited liability company organized under the laws of Delaware has its principal offices at 19 West 44th Street, New York, NY 10036.

The present directors and executive officers of PX Global Advisors LLC are:

(i)	Pengfei Xie, sole director and Chief Executive Officer of the Reporting Person
(ii)	Business Address: 19 West 44th Street, New York, NY 10036
(iii)	Citizenship: USA

The business and operations of the Reporting Person are managed by its Chief Executive Officer and sole director, Mr. Pengfei Xie.

(b) During the last five years, neither the Reporting Person nor any director/officer of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On or prior to August 12, 2020, Jianxin Lin, the Issuer’s former Chief Executive Officer sold all his shares in the Issuer to PX Global Advisors LLC, a Delaware limited liability corporation, which sole shareholder, director and officer is Pengfei Xie, for a total consideration of $1 million. The consideration is from the working capital of the Reporting Person.

Item 4. Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Person. The Shares acquired by the Reporting Person were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, it may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The following disclosure is based upon 32,022,685 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) prospectus supplement filed with the Securities and Exchange Commission on July 31, 2020, which amount includes the additional 3,555,556 Shares sold by the Issuer to the two investors in a registered direct offering pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 as amended by the prospectus supplement filed with the Commission on July 31, 2020.

(b) As of the date of this filing, PX Global Advisors LLC, a Delaware limited liability corporation, holds 12,540,000 Shares, constituting 39.16% of the issued and outstanding Shares. PX Global Advisors LLC’ sole shareholder, director and officer is Pengfei Xie. As a result, Mr. Xie has the sole power to direct the vote and disposition of the Shares and may be deemed, directly or indirectly, to be the beneficial owner of the Shares held by PX Global Advisors LLC.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020	PX Global Advisors LLC

	By:	/s/ Pengfei Xie
	Name:	Pengfei Xie
	Title:	Chief Executive Officer and Sole Director